

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
*offering reached minimum target at $1.00/share, amended to $1.50/share			

THE COMPANY

1. Name of Issuer: 4BiddenKnowledge, Inc. (the "***Company***" or "***Issuer***")

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the Issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the Issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the Issuer:

Name:	Billy Carson
Dates of Board Service:	January 31, 2017 to present
Principal Occupation:	Chief Executive Officer of the Company
Employer:	The Company
Dates of Service:	January 31, 2017 to present
Employer's principal business:	Streaming entertainment and educational media.
List all positions and offices with the Issuer held and the period of time in which the director served in the position or office:	
Position:	Director
Dates of Service:	January 31, 2017 to present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	4BiddenKnowledge, Inc.





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

Employer's principal business:	Streaming entertainment and educational media.
Title:	CEO
Dates of Service:	January 31, 2017 to present
Responsibilities:	Management

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the Issuer:

Name:	*Billy Carson*
Title:	Chief Executive Officer
Dates of Service:	January 31, 2017 to present
Responsibilities:	Execute board decisions; Oversee all operations
List any prior positions and offices with the Issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	4BiddenKnowledge, Inc.
Employer's principal business:	Streaming entertainment and educational media.
Title:	CEO
Dates of Service:	January 31, 2017 to present
Responsibilities:	Management

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*% Voting Power Prior to Offering*
Billy Carson	19,970,000 Class A Shares	**100%**

.


OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
*offering reached minimum target at $1.00/share, amended to $1.50/share			

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the Issuer and the anticipated business plan of the Issuer.

Founded in 2017, the Company is the leading provider of original educational and informational content relating to ancient civilizations, esoteric wisdom, metaphysics, quantum physics, spirituality, and inspiration. The content is available for streaming through Apple TV, Amazon Video, Roku, Google Play, and directly from the Company's website.

The Company has three main revenue sources: subscription fees (for the content), merchandise and book sales, and workshops.

The Company currently has over 50,000 paying monthly subscribers and is aggressively growing. The funds raised during this offering will be primarily used for talent acquisition, expansion of the current recording facilities, content creation, and marketing.



OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**

*offering reached minimum target at $1.00/share, amended to $1.50/share

4biddenknowledge

Executive Summary

Opportunity

Problem

The major streaming TV networks share 75% of the same content. The major streaming networks include companies like Netflix, Amazon Prime Video, Google Play, Hulu, and many others. They are all competing for the same licensed content.

Solution

4biddenknowledge TV provides 75% original exclusive content and 25% curated licensed content. Our solution builds a very strong, loyal and engaged subscriber base.

Market

1


OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
offering reached minimum target at $1.00/share, amended to $1.50/share			

4biddenknowledge



Competition

The only competition is Gaia.com. They have a similar concept. However, they only market to a limited audience. They target the older generation and do not have enough diverse hosts on their shows.

Why Us?

4biddenknowledge Tv offers a much more diversely hosted TV platform with hundreds of TV hosts from all around the world. Our TV shows cover topics in ancient civilizations, esoteric wisdom, metaphysics, quantum physics, spirituality, and inspiration.

2


OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
*offering reached minimum target at $1.00/share, amended to $1.50/share			

4biddenknowledge

Expectations

Forecast

4biddenknowledge TV and its subsidiaries are positioned to generate $2,000,000 in gross revenue in 2020. A feat well earned in the wake of COVID-19. Our projections for 2021 is 50,000 active subscribers and $4,000,000 in book and product sales. Also, 500,000 active members on the social media platform.

Financial Highlights by Year



Financing Needed

4biddenknowledge Inc is looking to raise $5,000,000 so that we can dedicate four fulltime marketing a creative employees along with a the hiring of a media agency. We really feel that with a raise of capital dedicated to marketing and branding, 4biddenknowledge can triple its projections.

3

 
OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
	*offering reached minimum target at $1.00/share, amended to $1.50/share		

4biddenknowledge

Opportunity

Problem & Solution

Problem Worth Solving

There are not enough streaming services producing exclusive educational content that reach all races and countries. There are also no streaming platforms taking advantage of a white labeled social media platform that engages the subscribers and sells products relevant to the video content.

Our solution

4biddenknowledge TV provides educational programming combined with conscious entertainment. We have also developed our own social media platform around the streaming content. 4biddenknowledge TV provides 75% exclusive content and 25% licensed content. This method is building a very loyal, highly engaged subscriber base.

Target Market

See attached reports

INTERNATIONAL MEDIA CONSUMPTION REPORT 2021

Competition

Current alternatives

Gaia.com is our only competition and realistically there is no competition because Gaia and 4bdidenknowledge TV actually have a synergistic relationship.

4



OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
*offering reached minimum target at $1.00/share, amended to $1.50/share			

4biddenknowledge

Execution

Marketing & Sales

Operations

Locations & Facilities

4biddenknowledge Inc is located at 2645 Executive Park Drive Suite 419, Weston, FL 33331

Technology

4biddenknowledge TV is available on Apple TV, Roku, Amazon, iOS and GooglePlay store apps as well as the internet at 4biddenknowledge.tv.

5





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	*Total Proceeds*	*Net Proceeds*
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

4biddenknowledge

Milestones & Metrics

Milestones Table

Milestone	Due Date	Who's Responsible	Details
3,000 SUBSCRIBERS	Completed	BILLY CARSON	Reach 3,000 paid subscribers by May 31st 2020. Actual reached 3400.
Apple TV	Completed	Billy Carson	Go live on Apple TV by July 1st. Mission accomplished.
Amazon Fire TV	Completed	Billy Carson	Go live on Amazon Fire Stick by July 1st. Mission accomplished.
Roku	Completed	Billy Carson	Go live on Roku by July 1st. Mission accomplished.
Android	Completed	Billy Carson	Go live on Google Plat for Android by July 1st. Mission accomplished.
iOS App Store	Completed	Billy Carson	Go live on the iOS App Store by July 1st. Mission accomplished.
10,000 Subscribers	December 31, 2020	Billy Carson	10,000 active subscribers by December 31st 2020
4,000 Shows On The Network	December 31, 2020	Billy Carson	4,000 Shows On The Network

Key metrics

6



OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
*offering reached minimum target at $1.00/share, amended to $1.50/share			

4biddenknowledge

Company

Overview

Team

Management team

Billy Carson

Billy Carson is the founder and CEO of 4BiddenKnowledge Inc, and the Best Selling Author of The Compendium Of The Emerald Tablets and Woke Doesn't Mean Broke.

Mr. Carson is also the founder and CEO of 4BiddenKnowledge TV, a new conscious streaming TV network, and is an expert host on Deep Space, a new original streaming series by Gaia. This series explores the Secret Space Program, revealing extraordinary technologies and their potential origins. Mr. Carson also serves as an expert host on Gaia's original series, Ancient Civilizations, in which a team of renowned scholars deciphers the riddles of our origins and pieces together our forgotten history documented in monuments and texts around the world.

Mr. Carson appreciates the dedication and hard work it takes to accomplish great things. Recently, Mr. Carson earned the Certificate of Science (with an emphasis on Neuroscience) at M.I.T. and has a certificate in Ancient Civilization from Harvard University. Among his most notable achievements, Billy is the CEO of First Class Space Agency based in Fort Lauderdale, FL. Specifically, his space agency is involved in research and development of alternative propulsion systems and zero-point energy devices.

7


OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
*offering reached minimum target at $1.00/share, amended to $1.50/share			

4biddenknowledge



Sholdon Daniels Entertainment Attorney

Since 2014, the Office of Attorney Sholdon Daniels has provided clients with strategic and effective legal services.



8



FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
offering reached minimum target at $1.00/share, amended to $1.50/share			

4biddenknowledge

Advisors

Dawn W. Dickson is CEO of PopCom, an automated retail company that uses facial recognition, A.I, and blockchain technology to help retailers collect valuable customer insights. As a serial entrepreneur with over 16 years of experience in marketing and business development, Dawn launched four successful cash flow positive companies since 2002.



9







FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	*Total Proceeds*	*Net Proceeds*
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

Financial Projections

Please review the disclosure regarding financial projections under the Risk Factors-section below. The projected significant increase in revenue is primarily due to signed book deals. The Company believes sales from these books will significantly increase its revenues.

Revenue

$400K
$300K
$200K
$100K
$0
Jan '22
Feb '22
Mar '22
Apr '22
May '22
June '22
July '22
Aug '22
Sept '22
Oct '22
Nov '22
Dec '22
$20M
$15M
$10M
$5M
$0
2022
2023
2024

Revenue	2022	2023	2024
BOOK SALES	$345,000	$13.5M	$16.5M
Unit Sales	11,500	450,000	550,000
Unit Prices	$30	$30	$30
4BIDDENKNOWLEDGE TV	$369,819	$585,787	$616,505
Customers at start		5,718	6,532
Churn rate	15%	15%	15%
Signups	12,000	12,000	12,000
Recurring Charge	$7.77	$7.77	$7.77
E-COMMERCE HEALTH STORE	$2.5M	$2.5M	$2.5M
MUSIC STREAM REVENUE	$36,380	$47,632	$47,988
Customers at start		387,329	399,599
Churn rate	25%	25%	25%
Signups	1,200,000	1,200,000	1,200,000
Recurring Charge	$0.01	$0.01	$0.01
Totals	**$3.3M**	**$16.6M**	**$19.7M**



OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
offering reached minimum target at $1.00/share, amended to $1.50/share			

Direct Costs





Direct Costs	2022	2023	2024
Direct Labor	$585,216	$3M	$3.5M
Salaries and Wages	$585,216	$3M	$3.5M
AGENCY	$585,216	$3M	$3.5M
Totals	**$585,216**	**$3M**	**$3.5M**




OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
*offering reached minimum target at $1.00/share, amended to $1.50/share			

Expenses





Expenses	2022	2023	2024
TRAVEL	$14,400	$14,400	$14,400
Totals	**$14,400**	**$14,400**	**$14,400**









2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	*Total Proceeds*	*Net Proceeds*
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**

**offering reached minimum target at $1.00/share, amended to $1.50/share*

Projected Profit & Loss (1 of 2)

Net profit in 2022

$200K
$150K
$100K
$50K
$0
Jan '22
Feb '22
Mar '22
Apr '22
May '22
June '22
July '22
Aug '22
Sept '22
Oct '22
Nov '22
Dec '22

Net profit by year

$20M
$15M
$10M
$5M
$0
2022
2023
2024

Projected Profit & Loss	2022	2023	2024
Revenue	**$3.3M**	**$16.6M**	**$19.7M**
BOOK SALES	$345,000	$13.5M	$16.5M
Unit Sales	11,500	450,000	550,000
Unit Prices	$30	$30	$30
4BIDDENKNOWLEDGE TV	$369,819	$585,787	$616,505
Customers at start		5,718	6,532
Churn rate	15%	15%	15%
Signups	12,000	12,000	12,000
Recurring Charge	$7.77	$7.77	$7.77
E-COMMERCE HEALTH STORE	$2.5M	$2.5M	$2.5M
MUSIC STREAM REVENUE	$36,380	$47,632	$47,988
Customers at start		387,329	399,599
Churn rate	25%	25%	25%
Signups	1,200,000	1,200,000	1,200,000
Recurring Charge	$0.01	$0.01	$0.01
Direct Costs	**$585,216**	**$3M**	**$3.5M**
Direct Labor	$585,216	$3M	$3.5M
Salaries & Wages	$585,216	$3M	$3.5M
AGENCY	$585,216	$3M	$3.5M
Gross Margin	$2.7M	$13.6M	$16.1M
Gross Margin %	82%	82%	82%
Operating Expenses	**$14,400**	**$14,400**	**$14,400**
TRAVEL	$14,400	$14,400	$14,400
Operating Income	**$2.7M**	**$13.6M**	**$16.1M**
Income Taxes	$530,317	$2.7M	$3.2M
Total Expenses	$1.1M	$5.7M	$6.8M





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	*Total Proceeds*	*Net Proceeds*
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

Projected Profit & Loss (2 of 2)

...continued from previous page

Projected Profit & Loss	2022	2023	2024
Net Profit	$2.1M	$10.9M	$12.9M
Net Profit %	**65%**	**66%**	**66%**


OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
*offering reached minimum target at $1.00/share, amended to $1.50/share			

4biddenknowledge

Financing

Use of funds

Funds will be used on a dedicated marketing and branding campaign.

Sources of Funds

We are looking to raise capital and use the revenue generated from the existing customer base.

12


OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
*offering reached minimum target at $1.00/share, amended to $1.50/share			

RISK FACTORS

NOTICE: A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the offering, including the merits and risks involved. This offering statement contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward-looking statements and other information appearing elsewhere in this offering statement. The securities described herein have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "*SEC*") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration. Nothing herein constitutes an offer, or the solicitation of an offer, to sell securities.

8.   Discuss the material factors that make an investment in the Issuer speculative or risky:

The Company is subject to risks that traditional companies are exposed to. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

We depend on a small management team. We depend on the skill and experience of a few key employees. Each has a different skill set. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments..

We are controlled by our sole officer and director. Our sole officer and director currently holds all of our voting stock, and at the conclusion of this offering will continue to hold all of the Company's voting stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

The Company may need to raise additional funds in the future. We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in the value of your investment in the Company, as later-stage investors may get more favorable terms.





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	*Total Proceeds*	*Net Proceeds*
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our Company will face many difficulties typical for early-stage companies.

We could become subject to regulation. Our business model involves providing subscribers with online educational and entertainment content. In the future, we may become subject to targeted regulation that may negatively affect our business model.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products and/or services, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products and/or services, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this offering statement. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the securities. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product and/or service offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Management has broad discretion as to the use of proceeds. The net proceeds from this offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

The offering price is arbitrary. The price of the securities offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the securities bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this offering statement, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor bears the risk of a complete and total loss of his/her/its investment.

The securities are "restricted securities." There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.


OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
offering reached minimum target at $1.00/share, amended to $1.50/share			

THE OFFERING

9.   What is the purpose of this offering?

For general corporate purposes, including but not limited to new talent hires, content creation, marketing, and expansion of existing recording facilities.

10.   How does the Issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$4,999,999.50**
Less: Offering Expenses	$800.00	$399,999.96
Net Proceeds	**$9,200.00**	**$4,599,999.54**
Use of Net Proceeds		
Equipment	$200.00	$92,000.00
Research and Development	$200.00	$92,000.00
Sales and Marketing	$3,000.00	$1,380,000.00
Events & Travel	$200.00	$92,000.00
Payroll	$1,000.00	$460,000.00
Inventory	$2,803.74	$1,289,720.00
General Operating Capital	$1,796.26	$1,194,279.54
Total Use of Net Proceeds	**$9,200.00**	**$4,599,999.54**

11.   How will the Issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum target offering figure (the "***Minimum Target Offering Amount***") for this offering of $10,000. After the Minimum Target Offering Amount has been reached, and the Company decides to close the offering, the Company will engage a Stock Transfer Agent to transfer the Securities to the newly-acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the Issuer reaches the maximum target offering amount (the "***Maximum Target Offering Amount***") prior to the deadline identified in the offering materials, it may close the offering early if


OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
*offering reached minimum target at $1.00/share, amended to $1.50/share			

it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

        Class B common stock with no voting rights.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

        (1)   to the Issuer;
        (2)   to an accredited investor;
        (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
        (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.



OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
*offering reached minimum target at $1.00/share, amended to $1.50/share			

Description of Issuer's Securities

17. What other securities or classes of securities of the Issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the Issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights				Other Rights			
Common Stock:										
Class A (Founder's Shares)	19,970,000	19,970,000	Yes	☑	No		Yes		No	☑
Class B	980,030,000	30,000	Yes		No	☑	Yes		No	☑

18. How may the rights of the securities being offered be materially limited, diluted, or qualified by the rights of any other class of security identified above?

    None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the Issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

    None

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

    The company has received valuation reports for much higher figures, and has elected to go with a more conservative valuation of $30,000,000 pre-money.

22. What are the risks to purchasers of the securities relating to minority ownership in the Issuer?

    The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

    No right to participate in any management decisions of the company. The majority owner may make a decision that the investor thinks is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.


OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
*offering reached minimum target at $1.00/share, amended to $1.50/share			

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The Company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the Issuer or of assets of the Issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.


OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
*offering reached minimum target at $1.00/share, amended to $1.50/share			

24.   Describe the material terms of any indebtedness of the Issuer:

Debt Title	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Accrued Tax	$387,279.00	2%	October 17, 2021	None
KARAT BLACK CARD (Credit Card Debt)	$103,084.00	2%	PAID IN FULL MONTHLY	VISA
TD BANK (Line of Credit)	$153,607.00	5%	PAID IN FULL MONTHLY	BANK
EXOTIC AUTO (Lease Obligations)	$199,817.00	6%	Aug 2024	AUTO LEASE FOR BIZ
DELTA BRIDGE FUND (Notes and Loans Payable)	$238,443.00	27%	June 2023	BRIDGE LOAN

25.   What other exempt offerings has the Issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
11/22/2020	506(b)	Class B Common Stock	30,000 shares at $1.00 each	General operating capital

26.   Was or is the Issuer or any entities controlled by or under common control with the Issuer a party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the Issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the Issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or
(4)   any immediate family member of any of the foregoing persons.

        No to all.

FINANCIAL CONDITION OF THE Issuer



OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
offering reached minimum target at $1.00/share, amended to $1.50/share			

27.   Does the Issuer have an operating history? Yes.

28.   Describe the financial condition of the Issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company is in excellent financial health. The Company began generating revenue from operations in 2019, generating $255,000. The following year, the Company generated approximately $651,000, and for the year 2021 the Company generated $1.65 million in revenues. For 2022, the Company is forecasting $3.3 million in revenues.



OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
offering reached minimum target at $1.00/share, amended to $1.50/share			

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

4BIDDENKNOWLEDGE INC

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2021, AND 2020
Audited

(Expressed in United States Dollars)



OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
*offering reached minimum target at $1.00/share, amended to $1.50/share			

INDEX TO FINANCIAL STATEMENTS



OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
offering reached minimum target at $1.00/share, amended to $1.50/share			

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
4Biddenknowleddge, Inc.
Pompano Beach, Florida

Opinion

We have audited the financial statements of 4Biddenknowledge, Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of 4Biddenknowledge, Inc. as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of 4Biddenknowledge, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about 4Biddenknowledge, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of 4Biddenknowledge Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about 4Biddenknowledge Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 15 2022
Los Angeles, California



OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
offering reached minimum target at $1.00/share, amended to $1.50/share			

4Biddenknowleddge Inc.
BALANCE SHEET

As of December 31,		2021		2020
(In US Dollars)				
ASSETS				
Current assets				
Cash and cash quivalents	$	466,556	$	59,928
Inventories		206,813		23,276
Total current assets		673,369		83,204
Non-current assets				
Property and eqiupment, net		271,259		133,987
Right of use assets, net		322,515		-
		593,774		133,987
TOTAL ASSETS	$	**1,267,143**	$	**217,191**
LIABILITIES				
Current liabilities				
Credit card debt	$	103,084	$	4,285
Line of credit		153,607		21,172
Current portion lease obligations		35,703		17,797
Current portion of notes and loans payable		41,861		22,098
Accrued taxes		387,279		387,279
Total current liabilities		721,534		452,631
Lease obligations		164,114		38,320
Notes and loans payable		196,582		105,033
Total liabilties		1,082,230		595,984
EQUITY				
Common Stock - Class A		1,997		1,997
Common Stock - Class B		97		3
Additional paid in capital		833,846		29,997
Equity issuance costs		(82,641)		-
Retained earnings / (Accumulated deficit)		(568,386)		(410,791)
Total stockholders' equity		184,913		(378,794)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		1,267,143	$	217,191

See accompanying notes to the financial statements.


OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
offering reached minimum target at $1.00/share, amended to $1.50/share			

4Biddenknowleddge Inc.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 1,974,428	$ 1,650,002
Cost of revenues	438,979	198,000
Gross profit	1,535,449	1,452,002
Operating expenses		
General and administrative	1,380,085	1,471,561
Sales and marketing	233,773	-
Total operating expenses	1,613,858	1,471,561
Operating income/(loss)	(78,409)	(19,559)
Interest expense	79,185	42,107
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(157,594)	(61,666)
Provision/(Benefit) for income taxes	-	312,330
Net income/(Net Loss)	**$ (157,594)**	**$ (373,997)**

See accompanying notes to financial statements.


OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
*offering reached minimum target at $1.00/share, amended to $1.50/share			

4Biddenknowleddge Inc
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock Class A		Common Stock Class B		Additional Paid in Capital	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2019	**19,970,000**	**1,997**	-	-	-	-	**(36,795)**	**(34,798)**
Issuance of Common Stock	-	-	30,000	3	29,997	-	-	30,000
Net income/(loss)	-	-	-	-	-	-	(373,997)	(373,997)
Balance—December 31, 2020	**19,970,000**	**1,997**	**30,000**	**3**	**29,997**	**-**	**(410,792)**	**(378,795)**
Issuance of Common Stock	-	-	940,000	94	803,849	(82,641)	-	721,302
Net income/(loss)	-	-	-	-	-	-	(157,594)	(157,594)
Balance—December 31, 2021	**19,970,000**	**$ 1,997**	**970,000**	**$ 97**	**$ 833,846**	**$ (82,641)**	**$ (568,386)**	**$ 184,913**

See accompanying notes to financial statements.





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

4Biddenknowleddge Inc
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (157,594)	$ (373,997)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation	51,942	36,359
Changes in operating assets and liabilities:		
Inventories	(183,537)	(11,276)
Credit card debt	98,799	4,285
Accrued taxes	-	312,330
Net cash provided/(used) by operating activities	**(190,390)**	**(32,298)**
CASH FLOW FROM INVESTING ACTIVITIES		
Right of use assets	(322,515)	-
Purchases of property and equipment	(189,216)	(4,393)
Net cash provided/(used) in investing activities	**(511,731)**	**(4,393)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock Class B	94	3
Additional paid in capital	803,849	29,997
Equity issuance costs	(82,641)	-
Borrowings, net of payments	387,447	38,324
Net cash provided/(used) by financing activities	**1,108,749**	**68,321**
Change in cash	406,628	31,630
Cash—beginning of year	59,928	28,298
Cash—end of year	**$ 466,556**	**$ 59,928**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 79,185	$ 42,107
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ 199,817	$ 56,117
Issuance of equity in return for note	$ -	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -

See accompanying notes to financial statements.


OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
offering reached minimum target at $1.00/share, amended to $1.50/share			

4Biddenknowleddge Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

1.   NATURE OF OPERATIONS

4Biddenknowleddge, Inc. was formed on January 31, 2017, in the state of Florida. The financial statements of 4Biddenknowleddge, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Coral Springs, Florida.

4biddenknowledge TV offers a diversely hosted TV platform with hundreds of TV hosts from all around the world. Our TV shows cover topics in ancient civilizations, esoteric wisdom, metaphysics, quantum physics, spirituality, and inspiration. 4biddenknowledge TV provides educational programming combined with conscious entertainment. We have also developed our own social media platform around the streaming content. 4biddenknowledge TV provides 75% exclusive content and 25% licensed content. This method is building a very loyal, highly engaged subscriber base.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

In the opinion of management, the accompanying financial statements include all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows for the years ended December 31, 2021, and 2020. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses.

Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing, and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that 1) recorded transactions are valid; 2) valid transactions are recorded; and 3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceeded FDIC insured limits.





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

4Biddenknowleddge Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

Accounts Receivable and Allowance for Doubtful Accounts

The Company typically collects payment before the product is delivered. This applies to both shipped goods and internet content.

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to books and other products are determined using an average method.

Income Taxes

4Biddenknowleddge Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	*Total Proceeds*	*Net Proceeds*
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

4Biddenknowleddge Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer
2) Identify the performance obligations in the contract
3) Determine the transaction price
4) Allocate the transaction price to performance obligations in the contract; and
5) Recognize revenue as the performance obligation is satisfied.

The Company earns revenue from the sale of its content to around 50,000 active subscribers, as well as book and product sales.

Cost of revenues

Costs of revenues include the costs associated with production and distribution of events, online streaming/TV content, as well as the costs associated books and other product sales and delivery.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

- 9 -





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	*Total Proceeds*	*Net Proceeds*
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

4Biddenknowleddge Inc.

NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 15, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. RESTATEMENT

The company has restated its previously reported financial statements as of and for the year ended December 31, 2020, and related disclosures. The restatement of the company's financial statements is subsequent to an independent audit of the years 2020, and 2019 and a review of the year 2018 financial statements. During the audit of the fiscal years 2021 and 2020 financial statements, discrepancies were identified in the financials provided by the company when compared to the audited financial statements as of and for the year ended December 31, 2020, and 2019, and the reviewed financial statements as of December 31, 2018. It was noted that the company's management restated the prior years' financial statements because fixed assets, notes, and loans payable, and accrued taxes were identified as not reported in the respective financial statements. The effects of the restatement, including the correction of all errors identified by Company's management are reflected in the Company's financial statements and accompanying notes included herein.

The following table summarizes the cumulative impact and changes made to the financial statements as of and for the year ended December 31, 2020:





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

4Biddenknowleddge Inc.

NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

	Original	Adjustment	Restated
Net loss	$ (73,232)	$ (300,765)	$ (373,997)
Operating cash flows	1,629	(33,927)	(32,298)
Total assets	548,477	(331,286)	217,191
Total liabilities	151,807	444,177	595,984
Retained earnings/(Accumulated deficit)	364,673	(775,464)	(410,791)
Total member's equity	396,670	(775,464)	(378,794)

4. INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Finished goods	$ 206,813	$ 23,276
Total inventories	**$ 206,816**	**$ 23,276**

5. PROPERTY, EQUIPMENT, AND RIGHT-OF-USE ASSETS

Property and equipment consist of the following:

As of December 31,	2021	2020
Vehicles	$ 366,673	$ 221,854
Furniture and fixtures	32,580	-
Accumulated depreciation	(127,994)	(87,867)
Fixed assets, net	**$ 271,259**	**$ 133,987**

For the years ended December 31, 2021, and 2020, depreciation expense was $51,942 and $36,359, respectively.

Right-of-use assets consist of the following:

As of December 31,	2021	2020
Right-of-use asset - acquisition cost	$ 339,131	$ -
Accumulated lease amortization	(16,616)	-
Right-of-use assets, net	**$ 322,515**	**$ -**

For the years ended December 31, 2021, and 2020, amortization of right-to-use assets was $23,686 and $0, respectively.



OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
offering reached minimum target at $1.00/share, amended to $1.50/share			

4Biddenknowleddge Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 19,970,000 shares of Common Shares class A and 980,030,000 of Class B with a par value of $0.0001. As of December 31, 2021, and 2020, 19,970,000 shares of Class A were issued and outstanding. As of December 31, 2021, and 2020, 963,288 shares and 30,000 shares of Class B were issued and are outstanding, respectively. Class A shares have voting rights, Class B shares do not.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,		2021		2020
Current income tax expense/(benefit)	$	(42,550)	$	312,330
Deferred tax, net of valuation allowance		42,550		-
Net Provision for income tax	$	-	$	312,330

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Accrued tax liability	$	387,279	$	387,279
Deferred Tax asset		(42,550)		-
Valuation Allowance		42,550		-
Total Deferred Tax Liability	$	387,279	$	387,279

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	*Total Proceeds*	*Net Proceeds*
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

4Biddenknowleddge Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into various operating leases for facilities on a month-to-month basis for coworking space. Rent expenses were in the amount of $82,611 and $300,160 for the years ended December 31, 2021, and December 31, 2020, respectively.

The Company accounts for leases under ASC 842 – Leases and has entered into several equipment leasing arrangements that qualify as finance leases under ASC 842. The Company accounts for these leases by initially recording, as a Right-of-Use asset and lease obligation, the present value of the future outflows at the Company's incremental borrowing rate. Subsequently, lease expense is recognized over the length of the lease using the straight-line method and interest and principal reduction are recorded over the life of the lease using the Effective Interest Method.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through August 15, 2022, which is the date the financial statements were available to be issued.

The Company issued an additional 771,464 shares of Class B Common Stock for cash.

The Company sold equipment for $88,000 in cash.

The Company acquired an additional vehicle on a finance lease which requires us to pay $6,860 per month for sixty months.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $157,594, and liquid assets in cash of $466,556 as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**

offering reached minimum target at $1.00/share, amended to $1.50/share

4Biddenknowleddge Inc.

NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	*Total Proceeds*	*Net Proceeds*
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

30. With respect to the Issuer, any predecessor of the Issuer, any affiliated Issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the Issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated Issuers) before the filing of this offering statement, of any felony or misdemeanor:
(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
(B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
(C) engaging in savings association or credit union activities? ☐ Yes ☑ No
(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	*Total Proceeds*	*Net Proceeds*
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or Issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules.

ONGOING REPORTING

The Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the Issuer's website at: www.4biddenknowledge.com/investorrelations/annualreports

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4) the Issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Issuer liquidates or dissolves its business in accordance with state law.


OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
*offering reached minimum target at $1.00/share, amended to $1.50/share			

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g,
    77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
    10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
    (1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
    (2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
    (3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of
        a transfer agent with respect to such securities.
    (b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the Issuer must file a registration statement that registers that class of securities under the Act within 120 days





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	*Total Proceeds*	*Net Proceeds*
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

Exhibit A: SAMPLE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY TRUCROWD INC. (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN


OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
offering reached minimum target at $1.00/share, amended to $1.50/share			

MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE

The Company:

4BIDDENKNOWLEDGE, INC.
2645 Executive Park Drive
Suite 419
Weston, FL 33331

1. Subscription.
    1. The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase Class B Common Stock (singular - the "Security" or plural - the "Securities"), of:

       4BiddenKnowledge, Inc., a Florida corporation (the "Company"),

       at a purchase price of $1.50 per security (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the Security are as set forth in this Subscription Agreement, Articles of Incorporation, including any amendments thereto, and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document (collectively, "Governing Documents").

    2. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.
    3. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.
    4. The aggregate number of Securities sold shall not exceed the Maximum Number of Units, as set in the Form C filed in relation to this offering with the SEC (the "Oversubscription Offering"). The Company may accept subscriptions until the


OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
*offering reached minimum target at $1.00/share, amended to $1.50/share			

"Termination Date" as set in the Form C filed with the SEC in relation to this offering. Providing that subscriptions equaling or exceeding the "Minimum Offering" as set forth in the Form C filed with the SEC, the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

5. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber, terms of this Subscription Agreement.

Purchase Procedure.

1. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities by cash, ACH electronic transfer or wire transfer to an account designated by the Company, or by any combination of such methods.

2. Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds, check or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by the "Transfer Agent" designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date,





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

1. Organization and Standing. The Company is corporation duly formed, validly existing and in good standing under the laws of the State of Florida. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.
2. Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.
3. Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.
4. Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.
5. No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**

**offering reached minimum target at $1.00/share, amended to $1.50/share*

connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Capitalization. The authorized and outstanding units securities of the Company immediately prior to the initial investment in the Securities is as set forth under "Securities being Offered" in the Offering Circular. Except as set forth in the Offering Circular, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.
7. Financial statements. Complete copies of the Company's consolidated financial statements (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Circular. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the consolidated financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.
8. Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.
9. Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	*Total Proceeds*	*Net Proceeds*
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

1. Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.
2. Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.
3. Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.
4. Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:
    1. To the Company;
    2. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
    3. As part of an offering registered under the Securities Act with the SEC; or
    4. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.
5. Investment Limits. Subscriber represents that either:





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

1. Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the greater of its annual income or net worth, or (B) $2,200; or
2. Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $107,000.

6. Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**
7. Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.
8. Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.
9. Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.
10. Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Proxy.

(a) The Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c) A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d) The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

6. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely


OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
*offering reached minimum target at $1.00/share, amended to $1.50/share			

manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7.   <u>Indemnity</u>. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8.   <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Florida.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. HOWEVER, NOTHING IN THIS PARAGRAPH SHALL BE CONSTRUED TO BE APPLICABLE TO ANY ACTION ARISING UNDER THE FEDERAL SECURITIES LAWS.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS PROVISION, EACH SUBSCRIBER WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY'S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

9. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

PHYSICAL: 2645 Executive Park Drive
Suite 419
Weston, FL 33331

DIGITAL: info@4biddenknowledge.com

Attn: Mr. Billy Carson

If to a Subscriber:

to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
**offering reached minimum target at $1.00/share, amended to $1.50/share*			

10. Miscellaneous.

1. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.
2. This Subscription Agreement is not transferable or assignable by Subscriber.
3. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.
4. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.
5. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.
6. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.
7. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.
8. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.
9. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.
10. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
11. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.



OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
*offering reached minimum target at $1.00/share, amended to $1.50/share			

12. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]


OFFERING STATEMENT

3,623,295 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**10,000***	**$10,000**	**$9,200**
Maximum Target Offering Amount	**3,623,295**	**$4,999,999.50**	**$4,599,999.54**
offering reached minimum target at $1.00/share, amended to $1.50/share			

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase **the Security** of the Company. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The number of units of the Security the undersigned hereby irrevocably subscribes for is: %%UNIT_COUNT%%

(b)   The aggregate purchase price (based on a purchase price of $1.50 per Security) the undersigned hereby irrevocably subscribes for is: %%AMOUNT%%

(c)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

Investor Signature:

%%INVESTOR_NAME%%

(print name of owner or joint owners)

%%INVESTOR_SIGNATURES%%

Company Signature:

This Subscription is accepted on %%EXECUTION_TIME_LEGAL%%

By: 4BiddenKnowledge, Inc.

%%ISSUER_SIGNATURE%%